EXHIBIT 12

ASHLAND INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions)

	Years ended September 30
	2005	2006	2007	2008	2009
EARNINGS

Income from continuing operations	$1,958	$183	$201	$175	$78
Income tax (benefit) expense	(230)	29	58	86	80
Interest expense	87	8	9	9	163
Interest portion of rental expense	20	18	20	21	25
Amortization of deferred debt expense	3	-	1	-	52
Distributions (less than) in excess of earnings
of unconsolidated affiliates	(246)	(6)	(5)	(10)	1
	$1,592	$232	$284	$281	$399

FIXED CHARGES

Interest expense	$87	$8	$9	$9	$163
Interest portion of rental expense	20	18	20	21	25
Amortization of deferred debt expense	3	-	1	-	52
Capitalized interest	1	3	2	-	3
	$111	$29	$32	$30	$243

RATIO OF EARNINGS TO FIXED CHARGES	14.34	8.00	8.88	9.37	1.64